BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	1625 Eye Street, NW	NEW YORK SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

OUR FILE NUMBER
895,019-003

WRITER’S DIRECT DIAL
DECEMBER 12, 2008	(202) 383-5149

WRITER’S E-MAIL ADDRESS
rplesnarski@omm.com

VIA EDGAR AND FEDERAL EXPRESS

Mr. Daniel F. Duchovny, Esq.

Special Counsel, Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re:	Vitesse Semiconductor Corporation
Schedule TO-I filed December 1, 2008
File No. 005-42031

Dear Mr. Duchovny:

On behalf of Vitesse Semiconductor Corporation, a Delaware corporation (“Vitesse” or the “Company”), this letter sets forth Vitesse’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 8, 2008 (the “Comment Letter”), regarding the above referenced Schedule TO-I (the “Schedule TO”) and the Offer to Amend the Exercise Price of Certain Options that was filed as Exhibit (a)(1)(A) to the Schedule TO.  For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

In addition, we are simultaneously filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”) in response to the Comment Letter.

Schedule TO-I

1.              Please advise us as to why you believe that your financial statements are not material information to security holders in this offer. Refer to Item 10 of Schedule TO and corresponding Item 1010 of Regulation M-A.

Response:

By way of background, due to evidence found by a Special Committee of the Company’s Board of Directors (the “Special Committee”) as part of an investigation relating to stock option grants and accounting irregularities, the Company has previously announced that it is unlikely it will be able to prepare and publish audited restated financial statements for the fiscal years ended September 30, 2003, 2004 and 2005. The Company’s inability to prepare and publish those financial statements is based on evidence found by the Special Committee that members of the Company’s former senior management team backdated and manipulated the grant dates of stock options issued over a number of years, utilized improper accounting practices primarily related to revenue recognition and inventory, and prepared or altered financial records to conceal those practices.  The tender offer that is the subject matter of this letter (the “Tender Offer”) was commenced to deal with certain issues arising from those findings.

In addition, the Company has been working diligently to become current in its reporting obligations pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).  In this regard, the Company notes that it filed its Annual Report on Form 10-K for the fiscal year ended September 30, 2007 on September 30, 2008 and anticipates filing its Quarterly Reports on Form 10-Q for the quarterly periods ended December 31, 2007, March 31, 2008 and June 30, 2008 and its Annual Report on Form 10-K for the fiscal year ended September 30, 2008 during the pendency of the Tender Offer.

With respect to the inclusion of financial statements in a Schedule TO, Item 10 of Schedule TO directs filers as follows, “If material, furnish the information required by Item 1010 (a) and (b) of Regulation M-A…” (emphasis added).  In pertinent part, Instruction 1 to Item 10 of Schedule TO provides, “Financial statements must be provided when the offeror’s financial condition is material to security holder’s decision whether to sell, tender or hold the securities sought. The facts and circumstances of a tender offer, particularly the terms of such tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed” (emphasis added).  Clearly, the plain language of Schedule TO contemplates that there are tender offers where the financial statements of an issuer are not material to an option holder’s investment decision.

It is the Company’s view that, given the totality of the circumstances of the Tender Offer, the financial statements of the Company are not material.  The Company has undertaken the Tender Offer solely to avert the severe and, in the Company’s view, unintended tax consequences to its option holders imposed by Section 409A of the Internal Revenue Code of 1986 (the “Internal Revenue Code”), and similar state laws on some of its current employee stock option holders.  The Company has determined that certain stock options were erroneously assigned grant dates other than the actual date of finalization of those grants.  As a result, the exercise prices of those stock options were lower than they would have been if the options had been dated when the grants were actually finalized.  Therefore, those options may subject option holders to adverse tax consequences under Section 409A of the Internal Revenue Code if the fair market value of the shares exceeds the exercise price for such shares at the end of any year in which the option is exercisable and/or at the time of exercise.  These tax consequences include ordinary income on the spread between the exercise price and the value of the underlying shares (even if the option is not exercised), an additional 20% federal tax, and potential interest charges.  In addition, some states, including California, impose an additional 20% state tax.  In order to avoid these significant adverse tax consequences, the Company must complete the Tender Offer by December 31, 2008.  Vitesse believes that the adverse tax consequences to option holders are such that all reasonable option holders would choose to tender their options, regardless of the Company’s financial condition and results of operations as expressed in the Company’s financial statements.  Accordingly, Vitesse believes that its financial statements are not material to an option holder’s decision whether to sell, tender or hold his/her options.

The Company’s belief that its financial statements are not material to option holders is further supported as follows.  On Thursday, December 11, 2008, the Company’s common stock closed at a price of $0.19.  In the Tender Offer, option holders are being asked to tender improperly priced stock options with a weighted average price of $4.25 in exchange for options that are correctly priced with a weighted average price of $5.08 and an award of Restricted Stock Units (“RSU”) that are intended to make up for any loss in value to the option holder as a result of the agreed upon increase in the options’ exercise price   On this basis, in order to be “in the money” the original options would need to appreciate over 2,000%, while the repriced options would need to appreciate over 2,500%.  Based on the significant appreciation in value that must occur before any of the options in question would become exercisable, the Company believes that option holders have little to no reasonable expectation that these options will ever become exercisable.  Accordingly, Vitesse believes that all reasonable option holders would prefer to receive (and are better off economically with) amended options with none of the adverse tax consequences imposed by Section 409A and RSUs with a value that corresponds to the current market price of the Company’s common stock than to retain significantly underwater options that carry adverse tax consequences, even if such options are not exercised.  Vitesse further believes that such determination is in no way dependent on the Company’s financial condition and results of operations as expressed in the Company’s financial statements.  Accordingly, Vitesse believes that its financial statements are not material to an option holder’s decision whether to sell, tender or hold his/her options.

2.              We note that you are not eligible to use Form S-8. Please advise us as to how you are complying with the requirements of the global exemptive order issued in connection with employee option exchange offers (March 21, 2001).  Please also specifically address the compensatory purpose of the offer.

Response:

The global exemptive order issued in connection with employee option exchange offers (March 21, 2001) predicated relief on the following four factors:

1.               the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered in the exchange offer will be issued under such an employee benefit plan;

2.               the exchange offer is conducted for compensatory purposes;

3.               the issuer discloses in the offer the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer; and

4.               except as exempted in the order, the issuer complies with Rule 13e-4.

As noted, Vitesse is not currently eligible to use Form S-8.  The Company has tried to address the Commission’s concerns regarding S-8 eligibility in the Tender Offer itself.  Specifically, the Company has conditioned the vesting of the RSUs on, among other things, the Company filing its Quarterly Reports on Form 10-Q for the quarterly periods ended December 31, 2007, March 31, 2008 and June 30, 2008, its Annual Report on Form 10-K for the fiscal year ended September 30, 2008 and the filing and effectiveness of a registration statement on Form S-8 to register the offer and sale of the common stock underlying the RSUs.  Further, the Company has informed all option holders that the Company’s Form S-8 currently on file with the Commission may not be used for offers or sales until the Company is current in its Exchange Act reporting.

Additionally, Vitesse believes that it currently complies fully with three of the four factors in the global exemptive order.  That is: (i) the Tender Offer is being conducted for compensatory purposes (as described below); (ii) the Tender Offer materials disclose the essential features and significance of the offer, including risks that option holders should consider in deciding whether to accept the offer; and (iii) the Tender Offer otherwise complies with Exchange Act Rule 13e-4.  The Company’s inability to use Form S-8 is solely due to its inability to finalize financial statements for the quarterly periods ended December 31, 2007, March 31, 2008 and June 30, 2008 and for the fiscal year ended September 30, 2008.  While, as discussed more fully above, the Company does not believe that financial statements are material to the Tender Offer, the Company is working diligently to produce such financial statements.  The Company currently expects to file its Quarterly Reports on Form 10-Q for the quarterly periods ended December 31, 2007, March 31, 2008 and June 30, 2008 and its Annual Report on

Form 10-K for the fiscal year ended September 30, 2008 during the pendency of the Tender Offer.  Based on the totality of the circumstances (as described in this letter and in the Tender Offer materials), the Company believes that the Tender Offer substantially complies with the global exemptive order and as such should be viewed by the Staff as complying with Exchange Act Rule 13e-4.

The Company utilizes stock options as a significant component of employee compensation.  Options are used to award past performance, encourage future performance and to increase the Company’s employee-retention rate — all with a view toward enhancing long-term shareholder value.  Similarly, in conducting the Tender Offer, the underlying compensatory purpose of the Company is to retain and motivate its employees and preserve the value the Company originally intended to grant its employees by averting the draconian and unintended tax consequences imposed by Section 409A of the Internal Revenue Code and similar state laws.  Indeed, given the Company’s current circumstances, the Company views the Tender Offer, itself, as an integral component of its incentive compensation programs that are designed to motivate and retain its workforce.  The Tender Offer has been structured as an important means by which the Company can align the interests of its employees with that of the Company, thus causing significant positive changes in the attitude and productivity of its workforce.

Offer to Exchange

3.              We note that option holders will be eligible to participate in the offer only if they remain employed through the date on which the Compensation Committee meets to approve the grant of new securities in January 2009. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Please revise throughout the offer document and the letter of transmittal. Also, tell us what consideration you have given to distributing revised or supplemental offer materials to eligible participants.

Response

We note your comment and we will amend the offer to provide that all option holders who elect to participate and are employees as of the last day of the offer will be granted restricted stock units at the Compensation Committee meeting in January 2009.  We will make conforming changes, as necessary, to the letter of transmittal.

Vitesse maintains a contact list of all eligible option holders.  Because all of Vitesse’s eligible option holders are current employees, Vitesse intends to distribute any revised and supplemental offer materials by email.  If such materials are to be distributed at a time when Vitesse is closed for the holidays, Vitesse will send the documents by mail to such individuals at their home addresses.

*  *  *

Vitesse has authorized us to advise the Staff that it hereby acknowledges that:

•                  Vitesse is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  Vitesse may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff contact the undersigned at (202) 383-5149 or (202) 383-5414 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ Robert Plesnarski

Robert Plesnarski
of O’Melveny & Myers LLP

cc:	Michael Green, Vice President, General Counsel and Secretary,
Vitesse Semiconductor Corporation
Linda Griffey, O’Melveny & Myers LLP
David Lavan, O’Melveny & Myers LLP